THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**	Admitted only in California*
Admitted only in Utah**

May 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 6010
Attn:  H. Roger Schwall

Re:	United Mines, Inc.
Amendment No. 2 Registration Statement on Form S-1
Filed April 22, 2009
File No. 333-156494

Dear Mr. Schwall:

We herein provide the following responses to your comment letter dated May 4, 2009, regarding the above-listed form for United Mines, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing a third amended Registration Statement on Form S-1/A to address the comments (the “Amended Filing”).

Management’s Discussion and Analysis or Plan of Operation, page 37

1.
In both subsections captioned “Cash Requirements,” you indicated that the named individuals “have committed to put in up to $25,000 per quarter as necessary to pay for our necessary business expenses for at least the next twelve months.” Both sections reference an agreement from October 1, 2008, whereby the individuals agreed to “loan us up to $100,000 ...over the next twelve months or until we are no longer in need of financial assistance...” Because the first section refers to the year end December 31, 2008, while the second refers to the three months ended September 30, 2009, revise to clarify whether the “next twelve months” in each case means the period ending October 1, 2009.

The Company has provided additional disclosure in the Amended Filing to clear up any confusion regarding the time period for the loans.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

H. Robert Schwall
May 14, 2009

2.
To eliminate the possible interpretation that $25,000 per quarter could be provided “until we are no longer in need of financial assistance,” revise to make clear that the $100,000 total represents an absolute ceiling. Also disclose as of the latest possible date how much of that total has already been loaned to the company.

The Company has clarified this disclosure in the Amended Filing.

3.
If due to the extent of its negative working capital the company is already essentially insolvent notwithstanding the available remaining loan balance, provide clear disclosure to this effect on the cover page and elsewhere as appropriate.

The Company has added disclosure on the cover page of the Prospectus and added a risk factor to this effect in the Amended Filing.

Exhibit 5.1

4.
We note the legal opinion filed by counsel. Please obtain and file a revised legal opinion that correctly states that the transaction you are registering includes an offering by you of up to 2,000,000 shares and an offering by certain selling shareholders of up to 1,639,074 shares.

A revised legal opinion from counsel has been obtained that differentiates the offering by the Company of up to 2,000,000 shares from the offering by certain selling shareholders of up to 1,659,074 shares.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Robert Schwall
May 14, 2009

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,
/s/ Craig V. Butler

Craig V. Butler, Esq.